UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 333-280198

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement.

On October 10, 2024, Star Fashion Culture Holdings Limited (the “Company”) entered into an underwriting agreement, substantially in the form attached as Exhibit 1.1 hereto and incorporated herein by reference, with Cathay Securities, Inc,, Inc. as representative named thereof, in connection with its initial public offering (“IPO”) of 2,150,000 Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) at a price of $4.00 per share. The Company’s Registration Statement on Form F-1 (File No. 333-280198) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 14, 2024 (as amended, the “Registration Statement”) was declared effective by the Commission on September 30, 2024.

Other Events.

In connection with the IPO, the Company adopted a code of business conduct and ethics, audit committee charter, compensation committee charter and nomination committee charter, attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to the Registration Statement, respectively, as well as an insider trading policy and a whistleblower policy, copies of which are attached as Exhibit 99.5 and 99.6 hereto, respectively, and incorporated herein by reference.

On October 11, 2024, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.7 to this Current Report on Form 6-K.

On October 15, 2024, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.8 to this Current Report on Form 6-K.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
1.1	Form of Underwriting Agreement
99.1*	Form of Code of Ethics
99.2*	Form of Charter of the Audit Committee
99.3*	Form of Charter of the Compensation Committee
99.4*	Form of Charter of the Nominating and Corporate Governance Committee
99.5	Insider Trading Policy
99.6*	Whistleblower Policy
99.7	Press Release, dated October 11, 2024
99.8	Press Release, dated October 15, 2024

*	Filed Previously.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: October 21, 2024	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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